[Debevoise & Plimpton LLP Letterhead]
April 18, 2007
VIA EDGAR AND HAND DELIVERY
Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 3561

Re:	RSC Holdings Inc. Registration Statement on Form S-1 Filed February 13, 2007 File No. 333-140644
Dear Ms. Long:
     This letter sets forth the responses of RSC Holdings Inc. (the “Company”) to the comments contained in your letter, dated April 13, 2007, relating to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on March 26, 2007. The comments of the Commission are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.
     The Company is filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 2 and three copies of a blacklined version of Amendment No. 2, marked to show all changes from Amendment No. 1 filed with the Commission on March 26, 2007. Page references in the responses below are to the blacklined version of Amendment No. 2.
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 37
1.	Please present and label pro forma and historical amounts for both issued and outstanding shares. Similarly revise the capitalization table.
In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 37.

Unaudited Pro Forma Condensed Consolidated Statements of Income, page 38
2.	We have reviewed your response to prior comment 19. You have revised this note to show the calculation of the interest adjustment associated with the recapitalization debt. Please similarly revise footnote 4 to show the computation of the interest removed related to the relief of intercompany debt and the extinguishment of debt resulting from the application of the proceeds of the offering.
In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 40 to show the computations of the interest removed related to the relief of intercompany debt. The Company respectfully advises the Staff that it will disclose the computation of the interest removed related to the extinguishment of debt resulting from the application of the proceeds of the offering once the Company has finalized its intentions regarding the use and application of the net proceeds from this initial public offering.
3.	We have reviewed your response to prior comment 21. Please revise your pro forma statement of income to show net income applicable to common shareholders on its face. This comment applies also to the statement of income presented in your financial statements and your summary and selected financial data sections. See footnote 2 to SAB Topic 6:B.
In response to the Staff’s comment, the Company has revised the disclosure on pages 9, 38, 42 and F-4.
Annual Performance Incentive, page 81
4.	We note these disclosures made in response to prior comment 33:
•	In 2006, Messrs. Foster, Graham, and Ledlow were eligible for a revenue growth multiplier that could increase the percentage bonus payment not to exceed a 50% maximum.

•	The multiplication factor is achieved when year-over-year quarterly growth targets exceed 8.1% and EBIT% goals are achieved.
Please revise to clarify how the revenue growth multiplier operates, and to disclose what impact it had on the 2006 bonuses paid to these executives.
In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and 82 to clarify how the revenue growth multiplier operates and reflect its impact on the 2006 bonuses that were paid to Messrs. Foster, Graham and Ledlow.

Long-Term Incentive Compensation, page 82
5.	Please disclose when the Compensation Committee will establish financial performance targets for 2007. If the Committee has already set the targets, please disclose them.
In response to the Staff’s comment, the Company has revised the disclosure on page 83 to disclose its 2007 financial performance targets.
Monitoring, Transaction and Indemnification Agreements, page 95
6.	Please expand the disclosure to include the information that you gave us in response to prior comment 41 regarding comparability of the required fees and terms of these agreements to those common in transactions of like size and complexity with similarly situated sponsors.
In response to the Staff’s comment, the Company has revised the disclosure on page 95.
Statement of Stockholders’ Equity (Deficit), page F-5
7.	It appears based on your disclosures that you only repurchased 85.5% of your old common shares from the Group and that the remaining common shares owned by the Group were exchanged for new common shares. If true, please present the exchange of shares separately in the statement of stockholders’ equity (deficit).
In response to the Staff’s comment, the Company has revised the disclosure on pages F-5 and F-9 to reflect more clearly the underlying steps of the recapitalization transaction. After the recapitalization transaction was consummated, the sponsors held 85.47% of the outstanding shares of common stock of RSC Holdings Inc. and ACF retained the remaining 14.53% of RSC Holdings Inc.’s outstanding shares of common stock. The steps taken in the recapitalization transaction are described below.
Immediately prior to the recapitalization transaction, the Company’s charter authorized 100,000 shares of no par value common stock, and 88,339 of such shares were outstanding and held by ACF. In the recapitalization transaction, the Company initially repurchased approximately 96% (or 84,859) of its outstanding shares of common stock (the “Repurchased Shares”), with ACF retaining 3,480 shares of common stock. The Company then sold 20,471 of the Repurchased Shares to the sponsors. As a result of these transactions, the Company had 23,951 shares of common stock outstanding, with the sponsors holding 85.47% of RSC Holdings Inc.’s shares of common stock and ACF retaining 14.53% of RSC Holdings Inc.’s shares of common stock. The remaining 64,388 Repurchased Shares were not outstanding and were subsequently cancelled.
After the recapitalization transaction described above, the Company amended its charter to authorize 3,000,000 shares of no par value common stock and to reclassify each of its outstanding shares of common stock into 100 shares of common stock. As a result of this 100 for 1 stock split, the Company had 2,395,100 shares of common stock outstanding.
After the stock split described above, the Company sold 26,366 shares of its common stock to certain of its officers and employees or trusts of which its officers or employees were beneficiaries.
8.	It appears that just prior to the recapitalization transaction there were 8,833,900 shares of old common stock outstanding and immediately after the recapitalization transaction there were 2,395,100 shares of new common stock outstanding as adjusted for the 100-for-1 stock split. Please tell us whether you considered retroactively reflecting the shares cancelled and issued similar to a 1-for-3.69 reverse stock split in the old and new shares columns of the statements of stockholders’ equity (deficit). Naturally, the dollar amount columns would not be retroactively adjusted. These changes would result in 2,395,100 shares being outstanding just prior to the recapitalization transactions. 85.5% of those shares would be shown as being repurchased. The remaining old shares would be shown as being exchanged for new shares. The new shares would be shown as being issued to return the number of shares outstanding just after the transaction to 2,395,100. Disclosure would be included of what was effectively a reverse stock split as well. This modification would also appear to result in making your EPS information more meaningful to readers for all periods presented.
In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 40, 43, F-3 through F-5, F-9, F-14, F-15, F-20 and F-21 to give effect to the decrease in the outstanding common stock of the Company as a result of the Recapitalization and the 100 for 1 stock split.
9.	We have reviewed your response to prior comment 52. It is unclear how your proportionate share of common costs differs from an allocation of costs as contemplated by question 2 in SAB Topic 1:B.1. If all costs charged to you by Atlas Copco North America Inc. were the result of the specific identification of expenses, please disclose this fact. Otherwise, please disclose the methodology that you used in allocating costs. Where different methodologies were used for different costs, please identify and describe the methodology used for each cost. Please refer to question 2 in SAB Topic 1:B.1.
In response to the Staff’s comment, the Company has revised the disclosure on page F-9 to indicate that all costs charged to the Company were the result of the specific identification of expenses.
Note 2. Summary of Significant Accounting Policies, page F-9
10.	We have reviewed your response to prior comments 54 and 55. By lease acquisition costs and costs associated with acquiring equipment to be leased, we meant costs such as employee salaries and/or other allocations associated with obtaining new leases or acquiring new equipment. If these types of amounts are expensed as incurred, so state. If lease acquisition costs like these are deferred and amortized on a straight-line basis over the minimum lease term, so state. If costs like these associated with acquiring new equipment are capitalized and depreciated over the life of the asset, so state. For any amounts like these deferred and/or capitalized, please also disclose the types of amounts deferred and the types of amounts capitalized. Also, please tell us the methodology used to allocate these types of costs to each lease or asset, as applicable.
The Company has revised the disclosure on pages 46 and F-11 to clarify that the incremental costs related to acquiring rental equipment and subsequently renting such equipment are expensed as incurred.

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     If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Shahm M. Al-Wir at (212) 909-6334.

Sincerely,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Kevin J. Groman, Esq.
          RSC Holdings Inc.
Donald A. Wagner
          Ripplewood Holdings L.L.C.
Edward Dardani
          Oak Hill Capital Management, LLC
Craig J. Isakson
          KPMG LLP
William B. Gannett, Esq.
Cahill Gordon & Reindell LLP

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